                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             SMARTSERV ONLINE, INC.
                 ______________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
                  _____________________________________________
                         (Title of Class of Securities)

                                   83169 M 203
                           __________________________
                                 (CUSIP Number)

                                September 9, 2002
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]   Rule 13d-1(b)
                               [X]   Rule 13d-1(c)
                               [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 pages

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CUSIP No.  83169 M 203                13G                    Page 2 of 6 pages
           ___________                                            __   __
______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steven B. Rosner
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [   ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
                  5.  SOLE VOTING POWER

                       1,025,656
                  ___________________________________________________________
 NUMBER OF        6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY              50,000
  OWNED BY        ___________________________________________________________
    EACH          7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              1,025,656
    WITH          ___________________________________________________________
                  8.  SHARED DISPOSITIVE POWER

                          50,000
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,075,656
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.35%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

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CUSIP No.  83169 M 203                13G                    Page 3 of 6 pages
           ___________                                            __   __
______________________________________________________________________________

Item 1(a)   Name of Issuer
            ______________

            Smartserv, Inc.


            Item 1(b) Address of Issuer's Principal Executive Offices
            _________________________________________________________

            Metro Center
            One Station Place
            Stamford, Connecticut 06902


Item 2(a)   Name of Person Filing
            _____________________

            Steven B. Rosner


Item 2(b)   Address of Principal Business Office, or, if none, Residence
            ____________________________________________________________

            1220 Mirabeau Lane
            Gladwyne, PA 19035


Item 2(c)   Citizenship
            ___________

            United States


Item 2(d)   Title of Class of Securities
            ____________________________

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number
            ____________

            83169 M 203

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CUSIP No.  83169 M 203                13G                    Page 4 of 6 pages
           ___________                                            __   __
______________________________________________________________________________

Item 3   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         (a) [ ]   Broker or dealer registered under Section 15 of the Exchange
                   Act;

         (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

         (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4   Ownership
         _________

         (a) and (b) Steven B. Rosner beneficially owned an aggregate of 1,075,656 shares of the issuer's common stock, or approximately 9.35% of the shares outstanding, as of September 9, 2002, of which 361,151 shares were issuable upon exercise of warrants.

         (c) Steven B. Rosner had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,025,656 shares of the issuer's common stock, of which 311,151 shares were issuable upon exercise of warrants. Mr. Rosner had shared power to vote or direct the vote, and/or shared power to dispose or to direct the disposition of, 50,000 shares of the common stock, of which 50,000 shares were issuable upon exercise of warrants held by Mr. Rosner's children.

CUSIP No.  83169 M 203                13G                    Page 5 of 6 pages
           ___________                                            __   __
______________________________________________________________________________

Item 5   Ownership of Five Percent or Less of a Class
         ____________________________________________

         Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person
         _______________________________________________________________

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Schedule 13G, except that, with respect to 50,000 shares issuable upon exercise of warrants, Mr. Rosner's children share with Mr. Rosner the right to receive the dividends from and the proceeds of sale as to such shares issuable upon exercise of the warrants.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         __________________________________________________________________

         Not Applicable

Item 8   Identification and Classification of Members of the Group
         ______________________________________________

         Not Applicable

Item 9   Notice of Dissolution of Group
         ______________________________

         Not Applicable

Item 10  Certification
         _____________

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  83169 M 203                13G                    Page 6 of 6 pages
           ___________                                            __   __
______________________________________________________________________________


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 6, 2003
__________________________________
Date

/s/ Steven B. Rosner
__________________________________
Signature


Steven B. Rosner
__________________________________
Name/Title